Exhibit 99.1

ITW NEWS RELEASE

ITW Reports Record Earnings as Diluted Net Income Per Share Grew 31 Percent for the 2005 Third Quarter; Revenues Increased 10 Percent, Operating Income Grew 21 Percent and Operating Margins Improved 170 Basis Points to 19.0 Percent in the Quarter

GLENVIEW, ILLINOIS—October 19, 2005—Illinois Tool Works Inc. (NYSE:ITW) today reported record earnings as diluted net income per share grew 31 percent in the 2005 third quarter. Diluted net income per share was $1.43 versus $1.09 in the 2004 third quarter. In addition, the Company's revenues increased 10 percent, operating income grew 21 percent and net income rose 24 percent.

The significant growth in earnings took place as base revenues grew 4.1 percent in the quarter, with the majority of that contribution coming from North American end markets. Largely as a result of improved base margin performance and higher than anticipated Leasing and Investments income, diluted net income per share was seven cents higher than the Company's most recent forecast. Base margin improvement added three cents, Leasing and Investments contributed three cents, and earlier than expected completion of the share repurchase program added 1 cent.

For the 2005 third quarter, operating revenues were $3.258 billion compared to $2.967 billion for the year earlier period. Operating income increased to $619.2 million from $512.2 million in the prior year period. Net income was $408.2 million compared to $330.1 million a year ago. The Company's third quarter overall operating margin of 19.0 percent was 170 basis points higher than the year ago period.

For the first nine months of 2005, diluted net income per share of $3.78 was 18 percent higher than the $3.19 diluted net income per share for the year earlier period. In this same period, revenues grew 11 percent to $9.628 billion from $8.680 billion, operating income increased 9 percent to $1.664 billion from $1.521 billion, and net income of $1.094 billion was 12 percent higher than the $980.6 million for the 2004 nine month period. Operating margins of 17.3 were 20 basis points lower than the year ago period.

The Company's free operating cash flow continued to be strong in the 2005 third quarter at $506.6 million. The generation of free cash allowed the Company to complete its $2.8 billion share repurchase program and to fund improving acquisition activity. Acquisitions in the third quarter had $105 million of annualized revenues. In addition, in early October the Company completed its previously announced acquisition of Instron Corporation. Year to date, the Company has completed acquisitions with annualized revenues of $532 million. Based on a robust pipeline of potential acquisitions, the Company continues to forecast acquired revenues of $600 to $800 million of annualized revenues for full-year 2005.

"Our strong across-the-board financial performance in the third quarter underscores ITW's ability to maximize income and margins even though our base revenue growth was essentially the same as the second quarter," said David B. Speer, President and Chief Executive Officer. "We also remain encouraged by what we believe to be an improving acquisition environment both in terms of the quantity and quality of opportunities we are reviewing."

 Segment highlights for the 2005 third quarter include:

North American Engineered Products third quarter revenues increased 10 percent largely as a result of contributions from acquisitions as well as base revenue growth from the construction, industrial and automotive business units. Operating income increased 21 percent mainly due to base

income growth from construction and automotive combined with contributions from acquisitions. As a result, operating margins of 18.9 percent were 170 basis points higher than the prior year period. For the nine month period, revenues and operating income grew 12 percent and 14 percent, respectively, and operating margins of 17.6 percent were 20 basis points higher than the year ago period.

International Engineered Products third quarter revenues grew 5 percent mainly as a result of contributions from acquisitions and currency translation. Base revenues declined 1 percent in the quarter. Operating income increased 4.5 percent in the quarter as contributions from acquisitions, currency translation and base revenues were moderated by restructuring costs. Operating margins of 15.3 percent were 10 basis points lower than the year ago period. For the nine month period, revenues and operating income grew 12 percent and 9 percent, respectively, and operating margins of 14.2 percent were 40 basis points lower than a year ago.

North American Specialty Systems third quarter operating revenues increased 9 percent largely due to base revenue growth from the welding, marking and decorating, and finishing units. Operating income grew 28 percent mainly as a result of base income contributions from welding and food equipment. Operating margins of 20.1 percent were 290 basis points higher than the year earlier period. For the nine month period, revenues and operating income grew 10 percent and 18 percent, respectively. Operating margins of 18.6 percent were 130 basis points higher than a year ago.

International Specialty Systems third quarter revenues increased 8 percent primarily due to base revenue contributions from the industrial and consumer packaging units in Europe and Asia, welding, food equipment and finishing. Acquisitions also added to revenue growth. Operating income declined 10 percent in the quarter mainly due to a 14 percent income decline related to higher restructuring charges in the quarter. As a result, operating margins of 11.4 percent were 230 basis points lower than the year earlier period. For the nine month period, revenues increased 12 percent and operating income declined 2 percent. Operating margins of 11.5 percent were 170 basis points lower than a year ago.

Leasing and Investments third quarter operating income of $53.5 million was significantly higher than the year earlier period due to higher than expected income from gains on sales in the commercial mortgage portfolio and mark-to-market income on venture capital investments.

Looking ahead, the Company expects its base revenues to moderate to 3.0 percent growth in the fourth quarter due to anticipated higher energy costs and their impact on end markets and raw materials. As a result, the Company is forecasting an earnings range of $1.34 to $1.40 for the fourth quarter. For full-year 2005, the Company is forecasting an earnings range of $5.12 to $5.18. The midpoint of the 2005 forecast is predicated on base revenue growth of 4.3 percent.

This Earnings Release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, without limitation, statements regarding end market conditions, base revenue growth, higher energy costs and potential acquisitions for the fourth quarter and full-year 2005 and the Company's related forecasts. These statements are subject to certain risks, uncertainties and other factors which could cause actual results to differ materially from those anticipated. Important factors that could cause actual results to differ materially from the Company's expectations are set forth in ITW's Form 10-Q for the 2005 Second Quarter.

ITW is an $11.7 billion in revenues diversified manufacturer of highly engineered components and industrial systems and consumables. The Company consists of approximately 650 decentralized operations in 45 countries and employs some 49,000 people.

CONTACT: John Brooklier, 847-657-4104 or jbrooklier@itw.com

ILLINOIS TOOL WORKS INC.
(In thousands except per share data)

STATEMENT OF INCOME		Three Months Ended September 30,			Nine Months Ended September 30,	
		2005	2004		2005	2004
Operating Revenues	$	3,257,600	$ 2,967,168	$	9,627,535	$ 8,679,788
Cost of revenues		2,081,272	1,934,831		6,260,211	5,614,977
Selling, administrative, and R&D expenses		541,338	509,482		1,646,388	1,495,703
Amortization and impairment of goodwill & other intangibles		15,770	10,617		56,973	47,692
Operating Income		619,220	512,238		1,663,963	1,521,416
Interest expense		(18,243)	(18,512)		(64,322)	(53,385)
Other income (expense)		(775)	6,325		9,549	17,495
Income From Continuing Operations Before Income Taxes		600,202	500,051		1,609,190	1,485,526
Income taxes		192,000	170,000		514,900	505,100
Income From Continuing Operations		408,202	330,051		1,094,290	980,426
Income From Discontinued Operations		-	-		-	171
Net Income	$	408,202	$ 330,051	$	1,094,290	$ 980,597
Income Per Share from Continuing Operations:						
Basic	$	1.44	$ 1.10	$	3.81	$ 3.21
Diluted	$	1.43	$ 1.09	$	3.78	$ 3.19
Income Per Share from Discontinued Operations:						
Basic	$	-	$ -	$	-	$ 0.00
Diluted	$	-	$ -	$	-	$ 0.00
Net Income Per Share:						
Basic	$	1.44	$ 1.10	$	3.81	$ 3.21
Diluted	$	1.43	$ 1.09	$	3.78	$ 3.19
Shares outstanding during the period :						
Average		282,798	301,390		287,333	305,222
Average assuming dilution		285,009	303,966		289,510	307,657

ESTIMATED FREE OPERATING CASH FLOW		Three Months Ended September 30,			Nine Months Ended September 30,	
		2005	2004		2005	2004
Net cash provided by operating activities	$	559,308	$ 452,084	$	1,360,583	$ 1,148,602
Plus: Proceeds from investments		18,580	18,837		46,218	57,289
Less: Additions to PP&E		(71,316)	(67,670)		(216,025)	(197,442)
Free operating cash flow	$	506,572	$ 403,251	$	1,190,776	$ 1,008,449

ILLINOIS TOOL WORKS INC.

(In thousands)

STATEMENT OF FINANCIAL POSITION		Sept 30, 2005		June 30, 2005		Dec 31, 2004
ASSETS						
Cash & equivalents	$	351,345	$	858,679	$	667,390
Trade receivables		2,168,592		2,134,215		2,054,624
Inventories		1,229,667		1,274,538		1,281,156
Deferred income taxes		158,953		156,664		147,416
Prepaids and other current assets		144,268		143,020		171,612
Total current assets		4,052,825		4,567,116		4,322,198
Net plant & equipment		1,825,459		1,822,236		1,876,875
Investments		1,021,199		971,354		912,483
Goodwill		2,877,750		2,834,779		2,753,053
Intangible assets		499,463		477,328		440,002
Deferred income taxes		50,049		121,159		233,172
Other assets		908,462		835,143		814,151
	$	11,235,207	$	11,629,115	$	11,351,934
LIABILITIES and STOCKHOLDERS' EQUITY						
Short-term debt	$	378,609	$	696,788	$	203,523
Accounts payable		543,897		555,804		603,811
Accrued expenses		975,001		946,668		959,380
Cash dividends payable		92,383		79,909		81,653
Income taxes payable		30,511		1,213		2,604
Total current liabilities		2,020,401		2,280,382		1,850,971
Long-term debt		965,535		967,208		921,098
Other liabilities		968,145		954,324		952,255
Total non-current liabilities		1,933,680		1,921,532		1,873,353
Common stock		3,117		3,117		3,114
Additional paid-in capital		1,042,495		1,025,034		978,941
Income reinvested in the business		8,804,369		8,488,550		7,963,518
Common stock held in treasury		(2,773,176)		(2,304,064)		(1,731,378)
Accumulated other comprehensive income		204,321		214,564		413,415
Total stockholders' equity		7,281,126		7,427,201		7,627,610
	$	11,235,207	$	11,629,115	$	11,351,934